December 17, 2008

Mr. James A. Peers
Chief Financial Officer
GFI Group Inc.
55 Water Street
New York, NY 10041

      Re: **GFI Group Inc.**
               Form 10-K
               Filed February 29, 2008
               File No. 000-51103

Dear Mr. Peers:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                    Sincerely,

                                    Karen J. Garnett
                                    Assistant Director